# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORTRESS CREDIT REALTY INCOME TRUST, CIK 0002026738
CUSIP: 34966K304
Title of class of securities: Class E common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002024046

## Reporting persons
- FIG LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- Fortress Operating Entity I LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- FIG Blue LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer
- Fortress Investment Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- FINCO I LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- FIG Parent, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- Foundation Holdco LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer.
- FIG Buyer GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (8.66% of the class)
  Comment: The reported percentage is calculated assuming 11,528,147 common shares outstanding as of
  December 31, 2024 as provided by the Issuer.

## Item 1. Issuer
Name of issuer: FORTRESS CREDIT REALTY INCOME TRUST
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York, 10105

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) FIG LLC, a Delaware limited liability company, which directly holds Class E common shares of the Issuer;
(ii) Fortress Operating Entity I LP, a Delaware limited partnership, which is the sole owner of FIG LLC;
(iii) FIG Blue LLC, a Delaware limited liability company, which is the general partner of Fortress Operating Entity I LP;
(iv) Fortress Investment Group LLC, a Delaware limited liability company, which is the sole member of FIG Blue LLC;
(v) FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC;
(vi) FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC;
(vii) FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC;
(viii) Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC; and
(ix) FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.
Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
Percent of class:
See responses to Item 11 on each cover page.
All ownership percentages reported herein are calculated assuming 11,528,147 common shares outstanding as of December 31, 2024 as provided by the Issuer. Based on these calculations, the Reporting Persons each may be deemed to beneficially own 8.66% of the Issuer's outstanding common shares.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, By FIG Blue LLC, its general partner By: David N. Brooks/Secretary (02/13/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)
- Foundation Holdco LP: /s/ David N. Brooks, By FIG Buyer GP, LLC, its general partner By: David N. Brooks/Secretary (02/13/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (02/13/2025)